Ryan Sansom + 1 617 937 2335 rsansom@cooley.com	VIA EDGAR

February 26, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Julia Griffith
Mr. Dietrich King
Ms. Christie Wong
Mr. Brian Cascio

Re:	Keros Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted on January 21, 2020
CIK No. 0001664710

Ladies and Gentlemen:

On behalf of our client, Keros Therapeutics, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 13, 2020 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised Confidential Draft Registration Statement (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on January 21, 2020.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

Draft Registration Statement on Form S-1 submitted January 21, 2020

Our Biological Focus, page 2

1.

Please provide context for the strategic goals in the bulleted discussion on page 2 to explain how each of the goals relates to the current offer. If the goals will not be addressed with the proceeds of the offer, please disclose that these goals will not be achievable without additional funding.

February 26, 2020

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 56 and 65 of the Amended DRS.

Our Pipeline, page 3

2.

We note the inclusion of ActRII and “Multiple ActRII variants” in the table on page 3. Please expand the table and your disclosure to provide more information about the company’s progress with respect to pre-clinical trials for these applications. If you have undertaken IND enabling studies for any of the treatments listed in the table, please describe these studies in the disclosure. Alternatively, please state in the disclosure surrounding the table where you are in the IND process.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 88 of the Amended DRS, and has generally revised the disclosure throughout the Amended DRS to reference KER-012. The Company also respectfully advises the Staff that, with respect to the “ActRII Variant” asset included in the table on page 3, the Company has transferred that asset to Novo Nordisk A/S for further development and commercialization.

3.

Please balance the pipeline table disclosure by stating the approximate number of patients worldwide who could benefit from each of the therapies in the table or otherwise clarify your estimate of the potential market size for each therapy. In this regard, we note your statements (e.g., page 1) that you are focusing on “novel treatments for patients suffering from hematological and musculoskeletal disorders with high unmet medical need,” as well as your statements that the total worldwide number of FOP patients may be approximately 3,500.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 88 of the Amended DRS.

4.	Please add to the table a column for Phase 3.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 88 of the Amended DRS.

February 26, 2020

Implications of Being an Emerging Growth Company, page 5

5.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 5:

The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, a copy of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone the Company authorized to on its behalf, presented to potential investors in reliance of Section 5(d) of the Securities Act.

Risk Factors, page 11

6.

We note that there are references to foreign regulators and foreign markets throughout the Risk Factors and other sections of your prospectus. Please revise to explain what non-US markets, if any, you plan to enter, and what steps you have taken to attain the necessary regulatory and patent approvals.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Amended DRS.

7.

We note references throughout the prospectus to risks and benefits associated with orphan drug status. Given the small number of patients who may benefit from certain of the treatments you are developing, please provide more information concerning whether the company currently intends to seek orphan drug status for any of its product candidates.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Amended DRS.

8.

We note your disclosure in the Risk Factors and throughout the prospectus regarding the company’s having conducted its phase 1 clinical trials in Australia, through its Australian subsidiary, together with the information that foreign trials may not be acceptable to the FDA. Please revise throughout the prospectus to include information about how you will replicate the trials in the US, if necessary to gain FDA approval, and how you will pay for the additional trials.

February 26, 2020

Response to Comment 8:

The Company acknowledges the Staff’s comment and respectfully advises that it does not intend to replicate its Phase 1 clinical trials in the United States. Given that the Phase 1 clinical trials evaluate the Company’s product candidates in healthy volunteers, we do not expect that the U.S. Food and Drug Administration (the “FDA”) will require the Company to replicate these Phase 1 clinical trials in the United States in order to gain FDA approval.

Additionally, in response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Amended DRS to include a discussion of reliance on data from clinical trials conducted outside the United States.

9.

We note your disclosure on page 60 and on page 150 that your exclusive forum provision does not apply to actions arising under the Securities Act or the Exchange Act. Please ensure that the exclusive forum provision in the bylaws (as effective on the closing of the offering) states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response to Comment 9:

The Company acknowledges the Staff’s comment and confirms that the exclusive forum provision in its amended and restated certificate of incorporation, as effective on the closing of the offering, states this clearly, and that there is no contrary clause under the Company’s bylaws. The Company further advises the Staff that it will include a similar clarifying statement in its future filings with the Commission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Determination of the Fair Value of Common Stock , page 83

10.

Once you have an estimated offering price or range, please explain to us the reasons for any significant differences between the recent valuations of your common stock leading up to your initial public offering and the estimated offering price. Please also explain reasons for significant differences between prices at which you sold preferred stock and valuations of common shares. This information will help facilitate our review of your accounting for equity issuances.

February 26, 2020

Response to Comment 10:

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Consolidated Financial Statements

Note 2. Research and Development Costs, page F-10

11.

For all periods presented, please disclose the amount of income earned and costs incurred related to research and development activities of the Novo Nordisk license agreement. Refer to ASC 730-20-50-1.

Response to Comment 11:

The Company respectfully advises the Staff that the Novo Nordisk Agreement is outside the scope of ASC 730. The Company considered the guidance in ASC 730-20-15-2 which states, “This Subtopic establishes standards of financial accounting and reporting for an entity that is a party to a research and development arrangement through which it can obtain the results of research and development funded partially or entirely by others.” As the Company does not share in the rights to the results of the research and development performed under the Novo Nordisk Agreement, the Company concluded that ASC 730-20, including the disclosure requirements thereunder, does not apply. As previously disclosed, the Novo Nordisk Agreement is in the scope of ASC 606 and from a disclosure standpoint, the Company has followed the requirements of ASC 606.

General

12.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response to Comment 12:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any additional graphic, visual or photographic information in the printed prospectus. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus, it will provide proofs to the Staff prior to their use.

*    *    *    *

February 26, 2020

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at +1 617 937 2335 or Esther Cho at +1 617 937 2354.

Very truly yours,

/s/ Ryan S. Sansom

Ryan S. Sansom

cc:	Jasbir Seehra, Ph.D., Keros Therapeutics, Inc.

Marc A. Recht, Cooley LLP

Esther Cho, Cooley LLP

Peter Handrinos, Latham and Watkins LLP

Nathan Ajiashvili, Latham and Watkins LLP